EXHIBIT B

TERMINATION LETTER

June 30, 2020

Nicolas Berggruen

Berggruen Holdings Ltd.

c/o Berggruen Holdings Inc.

304 S. Broadway #550

Los Angeles, CA 90013

Dear Nicolas:

Reference is made to that certain Proxy Agreement, by and between Berggruen Holdings Ltd. and myself, effective as of May 3, 2018 (the “Agreement”). I hereby elect to terminate the Agreement effective immediately.

Very truly yours,

/s/ Martin E. Franklin
Martin E. Franklin